Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In millions)

(Unaudited)

	Years Ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Income (loss) before taxes and cumulative effect of accounting change	$225.6	$79.2	$4.0	$(26.5)	$(16.5)
Add (deduct):
Equity in income of non-consolidated affiliates	(38.5)	(10.1)	(7.8)	—	—
Dividends received from non-consolidated affiliates	0.5	—	—	—	—
Amortization of capitalized interest	0.2	0.3	—	—	—
Capitalized interest	(0.3)	—	—	—	—

Fixed charges as described below	29.6	29.5	31.0	36.1	28.6

Total	$217.1	$98.9	$27.2	$9.6	$12.1

Fixed Charges:
Interest expensed and capitalized	$20.2	$20.2	$20.2	$25.6	$18.1
Estimated interest factor in rent expense (1)	9.4	9.3	10.8	10.5	10.5

Total	$29.6	$29.5	$31.0	$36.1	$28.6

Ratio of earnings to fixed charges (2)	7.3	3.4

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.
(2)	Income (loss) before taxes and cumulative effect of accounting change was insufficient to cover fixed charges by approximately $3.8, $26.5, and $16.5 for the years ended December 31, 2003, 2002, and 2001, respectively.